Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Windtree Therapeutics, Inc. for the registration of up to $100,000,000 of its common stock, preferred stock, warrants, debt securities, units, and/or subscription rights and for the registration of up to 170,000 shares of its common stock issuable upon the exercise of common stock purchase warrants and to the incorporation by reference therein of our report dated March 29, 2021, with respect to the consolidated financial statements of Windtree Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

December 23, 2021